Corporate Capital Trust II - A

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

March 4, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn: Alison White

Re:	Withdrawal of Registration Statement on Form N-2 (File No. 333-199017) originally filed September 29, 2014

Dear Ms. White:

Corporate Capital Trust II - A, a Delaware statutory trust (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests withdrawal of the Registration Statement on Form N-2 (File No. 333-199017), originally filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2014 and amended on November 26, 2014 (the “Registration Statement”).

The Registration Statement is being withdrawn because the Board of Trustees of the Company has determined not to commence operations. The Registration Statement has not been declared effective by the Commission, and the Company has not sold or distributed any securities pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be used to offset the filing fee for any future registration statement filed by a registrant entitled to apply such fees under Rule 457(p).

Please provide the Company with a facsimile copy of any order consenting to the withdrawal of the Registration Statement. The facsimile number of the Company is (407) 540-7653, Attn: Kirk A. Montgomery. Pursuant to Rule 477(b) under the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this letter should be directed to our counsel, Kenneth E. Young of Dechert LLP, at (215) 994-2988.

Sincerely,

CORPORATE CAPITAL TRUST II - A

By:	/s/ Kirk A. Montgomery
Kirk A. Montgomery
General Counsel and Secretary